UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.)

                               LOGICVISION, INC.
________________________________________________________________________________
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
________________________________________________________________________________
                         (Title of Class of Securities)

                                 54140W 10 7
                                 (CUSIP Number)

                               DECEMBER 19, 2006
________________________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 X    Rule 13d-1(b)
- ------
      Rule 13d-1(c)
- ------
      Rule 13d-1(d)
- ------


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 8 pages

CUSIP No. 54140W 10 7

      1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

           Pacific Asset Partners
           94-2912728

      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [   ]............................................................

           (b) [   ]............................................................

     3.   SEC Use Only.........................................................

...................................................

4.   Citizenship or Place of Organization  California..........

Number of 5. Sole Voting Power.1,210,000................

Shares Bene-

ficially by    6. Shared Voting Power ...........................

Owned by Each

Reporting      7. Sole Dispositive Power 1,210,000........

Person With:

               8. Shared Dispositive Power ......................

      9.    Aggregate Amount Beneficially Owned by Each Reporting Person
1,210,000 ..................................................................

      10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)..............................................................

      11.   Percent of Class Represented by Amount in Row (9)   5.02%...........

      12.   Type of Reporting Person (See Instructions)       IN..

...........................................................

....................................................

........................................................

.............................................................

....................................................

......................................................







                                Page 2 of 8 pages

CUSIP No. 54140W 10 7

      1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

           Gregory Browne

      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [   ]...................................

           (b) [   ]................................

      3.   SEC Use Only.........................

...........................................

      4.   Citizenship or Place of Organization  U.S

Number of      5. Sole Voting Power.1,210,000.

Shares Bene-

ficially by    6. Shared Voting Power...........

Owned by Each

Reporting      7. Sole Dispositive Power..1,210,000

Person With:

               8. Shared Dispositive Power...........

      9.    Aggregate Amount Beneficially Owned by Each Reporting Person
1,210,000.................................................................

      10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)..............................................................

      11.   Percent of Class Represented by Amount in Row (9)    5.02%.

      12.   Type of Reporting Person (See Instructions)       IN...

...................................

.......................................

.............................................

................................................

...............................................

........................................






                                Page 3 of 8 pages

CUSIP No. 54140W 10 7

      1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

           Pacific Asset Partners
           94-2912728

      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [   ].............................................

           (b) [   ].......................................
      3.   SEC Use Only....................................

..................................................................

      4.   Citizenship or Place of Organization  Delaware.........

Number of      5. Sole Voting Power..1,210,000.......

Shares Bene-

ficially by    6. Shared Voting Power ..........

Owned by Each

Reporting      7. Sole Dispositive Power..1,210,000...

Person With:

               8. Shared Dispositive Power  ...........................

      9.    Aggregate Amount Beneficially Owned by Each Reporting Person
1,210,000..................................................................

      10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions).............................

      11.   Percent of Class Represented by Amount in Row (9)   5.02

      12.   Type of Reporting Person (See Instructions)       in...

...............................

...........................................

.....................................

.....................................
.................................................

..............................................





                                Page 4 of 8 pages

ITEM 1.

      (a)   Name of Issuer

            LogicVision, Inc.

      (b)   Address of Issuer's Principal Executive Offices

            25 Metro Drive, Third Floor
            San Jose, CA 95110

ITEM 2.

      (a)   Name of Person Filing

           (i) Pacific Asset Partners

       (b)  Address of Principal Business Office or, if none, Residence

            222 Kearny Street Suite 410, San Francisco, CA 94108

      (c)   Citizenship

            Item 4 of each cover page is incorporated by reference.

      (d)   Title of Class of Securities

            Common Stock, par value $0.0001 per share

      (e)   CUSIP Number

            54140W 10 7



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO {section}{section}240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      (a) _____ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   _____ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) _____ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d)   _____ Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) X An investment adviser in accordance with {section}240.13d-1(b)(1)(ii)(E);

      (f)   _____ An employee benefit plan or endowment fund in accordance with
                  {section}240.13d-1(b)(1)(ii)(F);

      (g) _____ A parent holding company or control person in accordance with {section} 240.13d-1(b)(1)(ii)(G);

      (h)   _____ A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)   _____ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   _____ Group, in accordance with {section}240.13d-1(b)(1)(ii)(J).



ITEM 4.  OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 1,210,000  .

      (b)   Percent of class:   5.02%.

      (c)   Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote 1,210,000_.

         (ii)  Shared power to vote or to direct the vote  .

         (iii) Sole power to dispose or to direct the disposition of 1,210,000.

         (iv)  Shared power to dispose or to direct the disposition of .







ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following _____.



ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      Not applicable.



ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable.



ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not applicable.



ITEM 10. CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated December 29, 2006



                               Pacific Asset Partners

                               /s/  Gregory Browne
                               Cheif Compliance Officer





ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)